

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Via U.S. Mail and Facsimile

James D. Walton
Executive Vice President, Human Resources
Chief Legal and Compliance Officer and Corporate Secretary
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222

> **Re:** **Allegheny Technologies Incorporated**
> **Registration Statement on Form S-4**
> **Filed December 27, 2010**
> **File No. 333-171426**

Dear Mr. Walton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please note that if you update your financial information, and as a result, significance test thresholds are exceeded, you will need to provide pro forma financial statements and comparative financial data tables.

2. Please provide us with copies of all materials prepared by Baird and shared with the Ladish board of directors and their representatives. This includes copies of the board books and all transcripts and video presentations.

3. Please provide us with all financial projections and forecasts prepared by Ladish that were used by Baird in preparing the analysis relating to its fairness opinion. As one example, we note the disclosure in Baird's fairness opinion that it reviewed "financial forecasts concerning the business and operations of [Ladish] as prepared and furnished to [Baird] for purposes of [Baird's] analysis by [Ladish's] management . . . as well as the contemplated synergies associated with the Merger as prepared and furnished to [Baird] for purposes of [Baird's] analysis by [Ladish's] management." In addition, we note that Baird reviewed certain potential pro forma financial effects of the merger that were prepared by Ladish and furnished to Baird. Please note that these projections must also be disclosed in your filing.

4. Please note that all exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with you next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Proxy Statement/Prospectus Cover Page/Letter to Shareholders

5. Please revise your descriptions of the merger to describe the transaction in clear, plain English. Please state simply that Allegheny will acquire you through a merger and you will cease to be a public company.

6. Because this letter to shareholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards' recommendation here and elsewhere, disclose with equal prominence that board members will directly benefit from the merger. Added

7. Please disclose the total amount of securities being offered. See Item 501(b)(2) of Regulation S-K.

8. In addition to specifying the date by which shareholders must request copies of documents incorporated by reference into the proxy statement/prospectus, please disclose that to obtain timely delivery of such information, shareholders must request the information no later than five business days before the date they must make their investment decision. See Item 2 of Form S-4.

Questions and Answers about the Special Meeting, page ii

9. You currently repeat information in your Q&A and Summary sections. For example, you have identical disclosure regarding the United States federal income tax consequences and potential conflicts of interests for persons involved in the merger. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping

like information together, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Q: What are the United States federal income tax consequences of the merger?, page iii

10. Please delete the word "generally" from this disclosure and provide a firm conclusion regarding the material federal tax consequences to investors. Please state that this is counsel's opinion and identify counsel. Please also comply with this comment on page 2 and see our related comment below regarding your tax disclosure on page 61.

Q: Do persons involved in the merger have interests that may conflict with mine as a Ladish shareholder?

11. Please add disclosure regarding the fact that Ladish's executive officers will receive deferred compensation upon consummation of the merger. Please also quantify, to the extent possible, the interests that will be received by these individuals. Please also comply with this comment on pages 2, 14 and 43.

Q: How many votes are required for the approval of each item?, page vi

12. Please revise your disclosure to provide the percentage of outstanding shares entitled to vote that are held by directors, executive officers and their affiliates and the number of votes required to approve and adopt the merger agreement. Please also disclose the number of votes required to approve and adopt the merger agreement on page 22 under "Stock Ownership and Voting by Ladish's Directors and Executive Officers." See Item 3(h) of Form S-4.

Q: Can Ladish terminate the merger agreement in order to accept a superior proposal to acquire Ladish?, page vii

13. Please revise your disclosure to specify (1) the circumstances under which Ladish may terminate the merger agreement in order to accept a superior proposal, including that the "superior proposal" must be unsolicited; and (2) the circumstances under which Ladish will be required to pay a $31 million termination fee in order to accept such superior proposal. Please also revise your disclosure elsewhere throughout the prospectus, as appropriate, including on pages 3 and 13.

Q: Will the shareholder vote to approve the merger occur before regulatory approval of the merger?, page vii

14. We note that on January 4, 2011, Ladish issued a press release stating that the review period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had

expired. Please update your disclosure here, and elsewhere throughout the prospectus, as appropriate, including on pages 4, 13 and 45.

Summary, page 1

Opinion of Ladish's Financial Advisor, page 2

15. Please disclose the amount to be paid to the financial advisor as well as the amount contingent upon consummation of the proposed merger.

Litigation Relating to the Merger, page 6

16. Please disclose, if true, that the termination fee would not have to be paid should the merger not occur as a result of this litigation.

Litigation Relating to the Merger, page 6

17. Please supplementally provide us with copies of the complaints for the lawsuits brought by and on behalf of Ladish shareholders in Wisconsin state court and in the United States District Court for the Easter District of Wisconsin and update this information accordingly.

The Rights of Ladish Shareholders Following the Merger Will Be Different, page 6

18. Concisely summarize the material differences between the rights of shareholders holding stock in a Wisconsin corporation versus a Delaware corporation. Please also comply with this comment on page 16.

Risk Factors, page 12

ATI will incur significant transaction and merger-related costs in connection with the merger . . ., page 15

19. Please revise to also discuss the costs that Ladish will incur, and please quantify the transaction and merger-related costs for both ATI and Ladish, to the extent possible.

Certain existing indebtedness of Ladish, if not refinanced, amended or repaid . . ., page 16

20. Please quantify the current existing indebtedness of Ladish, and discuss any plans to refinance, amend or repay such indebtedness.   Further, please discuss here, or elsewhere as appropriate, the Senior Notes Offering conducted by ATI that priced on January 4, 2011 and that will be used by ATI to fund the cash portion of the merger consideration.

Ladish shareholders will have a significantly reduced ownership and voting interest . . ., page 16

21. Please provide a comparison of the percentage ownership that each Ladish shareholder currently has in Ladish with the percentage ownership they will have in ATI immediately following the merger.

The Merger, page 24

22. Please revise your disclosure to provide a detailed discussion of the negotiation of the material terms of the merger agreement including the structure of the transaction, the determination of the exchange ratio (including the decision to use a fixed exchange ratio), the termination fee, and all other material terms.

Background of the Merger, page 24

23. The discussion in this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure in this regard. Please be advised that these comment are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure. We may have additional comments.

24. We note your disclosure that ATI and Ladish have had a long-standing customer/supplier relationship. Please revise your disclosure to further describe the pre-existing relationship between ATI and Ladish, including quantifying both the length of the relationship and significance of the purchases that Ladish has made from ATI, as discussed on page 24. Please also describe what aspects of your historical performance and future prospects led Ladish to consider entering into strategic alternatives.

25. We note that in May 2009, L. Patrick Hassey contacted Kerry L. Woody to suggest that ATI and Ladish consider a potential strategic combination. Please discuss in more detail why contact was initiated at that time, including why ATI decided to pursue a business transaction at that point in time.

26. Please revise your disclosure to discuss the details of the August 30, 2009 conversation between Mr. Hassey and Mr. Woody, including the strategic reasons and potential benefits of combining the companies.

27. We note your disclosure on page 25 that following the retirement of Mr. Woody, the Ladish board concluded that, due to management changes and the current economic climate, it was not an appropriate time to explore a strategic combination with ATI. Please expand your disclosure to discuss why the Ladish board came to this conclusion, including why the management changes and current economic climate would make such a business combination unfavorable.

28. Please expand your disclosure regarding the October 6, 2009 meeting of ATI's board. In particular, please provide the details relating to the following discussions that took place at the meeting:

    - The significance of recent trends in Ladish's stock price;

    - The strategic rationale for the merger;

    - The potential synergies anticipated to result from the proposed merger;

    - The potential pro forma impact of the merger on ATI's earnings per share; and

    - The relative contributions of ATI and Ladish to various financial metrics of the combined company, including whether the board reviewed any financial analysis or projections that were prepared by management, a financial advisor, or another third party.

29. We note your disclosure that on October 13, 2009, ATI proposed that the form of consideration for the proposed merger would be ATI stock. Please disclose the reasons why an all-stock merger was originally proposed.

30. Please revise your disclosure regarding the November 6, 2009 contact between Mr. Vroman and Mr. Hassey to disclose why Ladish's long-term strategic plan for growth and expansion caused the Ladish board to conclude that it was not an appropriate time to pursue a business combination.

31. Please disclose whether the interest expressed by Bidder X on March 25, 2010 in a business combination with Ladish was unsolicited. In addition, we note that during meetings of the Ladish board in August 2010, the board discussed other potential partners for a business combination. Please revise your disclosure to discuss whether any other potential partners were contacted, and the reasons for not pursuing those other potential partners.

32. We note your disclosure that in April 2010, ATI retained Credit Suisse Securities (USA) LLC as its financial advisor. However, there is no other disclosure about the role played by Credit Suisse. Please advise us as to Credit Suisse's role as financial advisor for ATI. We may have additional comments based on your response.

33. We note that at the May 4, 2010 meeting of the Ladish board, representatives of Baird discussed with the Ladish board Baird's preliminary valuation analyses. Please ensure that your disclosure provides a materially complete summary of the materials that were provided to the Ladish board, including all of the information required by Item 1015(b) of Regulation M-A. Please also provide us with a supplemental copy of such materials as requested in our comment above.

34. With respect to your disclosure at the bottom of page 26, please revise your disclosure to identify the alternative structures and forms of consideration that were discussed in the conversations between ATI and Ladish, including the reasons for not pursuing such alternatives. Please also clarify the role of the financial advisors during this time.

35. We note that, as disclosed on page 27, the offers made by both Bidder X and ATI were "essentially equal." Please disclose why Ladish decided to try to convince ATI, as opposed to Bidder X, to materially increase its offer.

36. We note your disclosure in the last paragraph on page 27 that Mr. Hassey proposed that Mr. Vroman ask the Ladish board of directors whether it would view favorably an offer of $48.00 per share of Ladish common stock, paid one half in shares of ATI and one half in cash. Please disclose how Mr. Hassey determined that this proposed offer was appropriate, and how the Ladish board of directors determined that such an offer was favorable.

37. Please revise your disclosure regarding the November 4, 2010 meeting of the Ladish board to describe the presentation made by representatives of ATI regarding ATI's plans for the combined company.

38. Please disclose the name of the director that dissented from the board's determination that the proposed merger agreement and transactions contemplated thereby were advisable, fair to and in the best interests of Ladish and its shareholders. Please also disclose the reasons for such director's dissent. See Item 4(a)(1) of Schedule 14A.

Ladish's Reasons for the Merger; Recommendation of the Ladish Board of Directors, page 29

39. Please review and revise the disclosure throughout this section to clearly provide a reasonably detailed discussion that clearly elaborates on the conclusions drawn by the board as to the benefits or detriments of each factor. The current disclosure is often conclusory in nature or unclear.

40. We note your disclosure on page 25 that Ladish declined to pursue a strategic combination with ATI because it was in the midst of executing a long-term strategic plan. Please explain how the Ladish board's recent evaluation of Ladish's long-term strategic plan was a factor supporting the board's recommendation of the merger in light of the disclosure on page 25.

41. Please expand your disclosure to discuss the vertical integration that will result from the merger, including why this is necessary for Ladish to effectively compete.

Opinion of Ladish's Financial Advisor – Robert W. Baird & Co. Incorporated, page 31

42. We note your disclosure on page 32 that Baird evaluated potential interest from other parties and contacted one party, other than ATI, as directed by Ladish's board. Please disclose whether this party was "Bidder X," or another potential bidder.

43. We note your disclaimer on page 34 that Baird's opinion was prepared for Ladish's board "and may not be relied upon, used for any other purpose or disclosed to any other party without its prior written consent." We note a similar disclaimer on page 4 of Baird's fairness opinion, which is attached as Annex B, including the statement that the opinion "should not be construed as creating any fiduciary duty on [Baird's] part to any party." Because it is inconsistent with the disclosures relating to the opinion, such limitations should be deleted from the prospectus and the fairness opinion. Alternatively, disclose the basis for Baird's belief that shareholders cannot rely upon the opinion to support any claims against Baird arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Baird would have no effect on the rights and responsibilities of either Baird or the board of directors under the federal securities laws.

44. The second full paragraph on page 34 contains language that appears to limit the extent to which investors are entitled to rely on your disclosure: "[t]he following summary, however, does not purport to be a complete description of the financial analyses performed by Baird." We note a similar disclaimer on page 40. While appropriate disclaimers concerning the nature of a summary are permitted, please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion's findings.

45. Please reconcile the following portion of the sentence in the second full paragraph on page 34 that "Baird's opinion did not address the relative merits or risks of: (i) the merger, the merger agreement or any other agreements or other matters provided for, or contemplated by, the merger agreement…" with its opinion that the merger consideration was fair, from a financial point of view, to the holders of the Ladish common stock.

Valuation of Ladish, page 34

46. We note that Baird performed both a Selected Publicly Traded Company Analysis and a Selected Acquisition Analysis. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions, including a description of the "general business, operating and financial characteristics"

that were used to select such companies. Please also disclose whether any companies meeting Baird's criteria were excluded from the analysis and the reasons for doing so.

47. Please disclose the dates of the transactions that were used in the Selected Acquisition Analysis.

Discounted Cash Flow Analysis, page 37

48. Please disclose the projected unlevered free cash flows used in Baird's analysis. Further, please disclose how Baird selected the terminal values and how it determined the discounted rates of 13% to 17%.

Valuation of ATI, page 38

49. We note that Baird performed a Selected Publicly Traded Company Analysis as part of the valuation of ATI. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions, including a description of the "general business, operating and financial characteristics" that were used to select such companies. Please also disclose whether any companies meeting Baird's criteria were excluded from the analysis and the reasons for doing so.

50. We note your disclosure on page 39 that the implied share equity values are based on the "multiples that Baird deemed relevant." Please revise your disclosure to state how Baird selected the multiples that it used to calculate the implied per share equity values.

51. We note your disclosure on page 39 that Baird prepared an analysis of the pro forma financial impact of the merger on ATI, and determined that the merger would be dilutive to the combined company's diluted earnings per share in fiscal 2011. Please revise to disclose the analysis and results of the analysis that resulted in this conclusion.

52. We note your disclosure on page 40 regarding compensation paid to Baird and past transactions with Baird. Please revise your disclosure to discuss:

- The method of selection of Baird;

- A description of any material relationship between Baird or its affiliates and Ladish or its affiliates during the past two years;

- The compensation that Baird or its affiliates received for services provided to Ladish or its affiliates during the past two years;

- The amount of fees that Baird or its affiliates has or will receive in connection with the proposed merger both as an aggregate amount and the amount that is contingent upon the merger being completed.

<u>See</u> Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

<u>ATI's Reasons for the Merger, page 40</u>

53. Please review the disclosure throughout this section to clearly explain how each particular factor is positive or negative, as the current disclosure is often conclusive in nature or unclear.

54. We note your statements on page 41 that ATI anticipates that the merger will be accretive to its annual adjusted earnings per share of common stock within 18 to 24 months after completion of the merger, that there will be potential annual pre-tax operating savings, and there will be pre-tax revenue enhancements. Please revise your disclosure to quantify each of these items.

<u>Treatment of Outstanding Equity and Deferred Compensation Awards, page 42</u>

55. We note your disclosure on page 42 that under the 2010 Plan, the number of shares of common stock that may be issued cannot exceed 500,000 shares, and that as of the date of the proxy statement/prospectus, 500,000 restricted stock units have been awarded. We further note your disclosure on page 43, and elsewhere in the prospectus, that certain Ladish directors and executive officers have the potential to receive unissued shares eligible for issuance under the 2010 Plan on the effective date of the merger. Given the disclosure on page 42, please clarify how many shares, if any, are eligible for issuance. Please revise your disclosure throughout the prospectus, as appropriate.

56. We note that you disclose the amount of deferred compensation as of September 30, 2010. Please update this to the most recent practicable date.

<u>Retention Pool, page 44</u>

57. We note your statement that it is not possible to determine the amount that any executive officer will receive from the retention pool because you will not determine the allocation until shortly before, or at, the closing of the merger. Given the significant incentive that the retention pool presents to an eligible executive officer, please revise your disclosure to clearly state the specific executive officers that are eligible to receive a payment from the retention pool. In addition, please disclose any preliminary or draft allocations you have made with respect to such retention pool. Please similarly revise your disclosure regarding the retention pool under "Interests of Certain Persons in the Merger" on page 43, and elsewhere throughout the prospectus where you discuss the retention pool. Please also supplementally advise us as to why the determination of the final allocation will not be made until the closing of the merger.

Board of Directors of ATI Following the Merger, page 45

58. Please revise your disclosure to also disclose each person who will serve as an executive officer following the merger, including the information required by Item 18(a)(7) of Form S-4.

The Merger Agreement, page 48

59. Please remove the word "certain" and clearly discuss all material provisions of the merger agreement. Please also remove the statement in the second sentence that the summary is not complete. A summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.

60. We note that the representations and warranties of ATI and Ladish are qualified by disclosure schedules, and that there are separate standalone conditions to completion of the merger agreement. Please provide us supplementally with a list that briefly identifies and summarizes the contents of the disclosure schedules and separate standalone conditions.

61. Please note your disclosure that the representations and warranties contained in the merger agreement were made only for purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement suggests that the merger agreement does not constitute public disclosure under the federal securities laws of the United States. Revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States.

62. We note your statement that investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of ATI, LPAD, PADL or Ladish or any of their respective subsidiaries or affiliates. Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties. Please revise accordingly.

Material U.S. Federal Income Tax Consequences, page 61

63. The discussion that you provide regarding tax consequences should be based upon or should constitute an opinion of counsel. As each counsel is providing a short-form tax opinion, please revise your disclosure to clearly set forth each counsel's opinion as to such matters. The revised disclosure should clearly identify each material tax consequence being opined upon and set forth each counsel's opinion as to each identified tax item and should cite relevant authority and provide appropriate analysis. To the extent tax consequences are uncertain and counsel is not able to render a "will" opinion, the revised disclosure should expressly acknowledge and describe the basis for the uncertainty and you should add appropriate risk factor disclosure to the prospectus. The

revised discussion should also clearly state that the discussion is counsel's opinion. Further, please remove the disclaimer that the discussion is "intended to provide only a general summary" as this type of language may suggest that shareholders are not entitled to rely on the disclosure.

Undertakings, page II-3

64. Please provide the undertakings required by Items 512(a)(6) and 512(b) of Regulation S-K.

Exhibit 5.1

65. We note that counsel assumes no obligation to update or supplement its opinion to reflect any changes of law or fact that may occur. Please be advised that in order for you to become effective, it may be necessary for counsel to file an opinion dated closer to the effective date. Alternatively, counsel should remove the limitations from the opinion.

Exhibit 8.1

66. Please have counsel revise its opinion to consent to the prospectus discussion of its opinion and being named in the registration statement, in addition to its consent to the reproduction of the opinion as an exhibit

Exhibit 8.2

67. We note counsel's statement that the disclosure under the heading "Material U.S. Federal Income Tax Consequences" is "accurate in all material respects and fairly presents the information provided . . ." Such a statement is not acceptable, as both the prospectus and short-form opinion must state clearly that the discussion in the applicable section of the prospectus is counsel's opinion. Please have counsel revise its opinion accordingly. In addition, it is unclear as to the sections of the tax disclosure in the prospectus that are the opinion of K&L Gates LLP, and the sections that are the opinion of Foley & Lardner LLP. Please clarify.

68. We note that counsel states that its opinion is provided only as of the "date hereof," and that counsel undertakes no responsibility to update its opinion. Please be advised that in order for you to become effective, it may be necessary for counsel to file an opinion dated closer to the effective date. Alternatively, counsel should remove the limitations from the opinion.

69. Counsel states that it consents to the references to its opinion in the registration statement. Such a statement is unclear. Please have counsel revise its opinion to consent to the prospectus discussion of its opinion and being named in the registration statement, in addition to its consent to the reproduction of the opinion as an exhibit.

70. Counsel states that the legal opinion is "solely" for the benefit of Ladish. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please have counsel delete this disclaimer from its opinion.

Exhibit 99.2

71. We note that Baird states that its consent applies only to the current proxy statement included in the registration statement, and not to any amendments or supplements thereto. Please be advised that in order for you to become effective, Baird will have to file an updated consent.

72. We note Baird's qualification that its "opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose . . ." Please either delete this qualification or explain how such qualification is appropriate in light of our comment above relating to similar disclaimers in Baird's opinion.

Exhibit 99.3

73. All forms of proxy filed under Rule 14a-6(a) of Regulation 14A must be marked clearly "Preliminary Copies." See Rule 14a-6(e)(1) of Regulation 14A, and revise.

Allegheny Technologies Inc.

Form 10-Q for the quarterly period ended September 30, 2010

Note 6. Fair Value of Financial Instruments, page 10

74. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding the nature of your cash equivalents and why the amounts are classified as Level 2 assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tricia Armelin, Staff Accountant, at 202-551-3747, or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ronald D. West, Esq. (*via facsimile at* (412) 355-6501)
K&L Gates LLP

Mark T. Plichta, Esq. (*via facsimile at* (414) 297-4900)
Foley & Lardner

Wayne E. Larsen (*via facsimile at* (414) 747-2602)
Ladish Co., Inc.